ProShare Advisors LLC
7501 Wisconsin Avenue
Suite 1000, East Tower
Bethesda, MD  20814-6527

January 29, 2015

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on December 3, 2014, relating to Post-Effective Amendment No. 128 under the Securities Act of 1933 and No. 137 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on October 16, 2014.  As you know, the Post-Effective Amendment was filed to add two new series, ProShares S&P MidCap 400 Dividend Aristocrats ETF and ProShares Russell 2000 Dividend Growers ETF (each, a “Fund” and collectively, the “Funds”), to the Registration Statement.

For ease of reference, the comments have been restated in italics before our response.  Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: For each Fund, please provide the Staff with a completed fee table prior to making a Rule 485(b) filing.

Response:  The following fee tables for each Fund are included with this filing:

ProShares S&P MidCap 400 Dividend Aristocrats ETF

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	0.40%
Other Expenses*	0.43%

Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	0.83%
Fee Waiver/Reimbursement**	-0.43%

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	0.40%

  *   “Other Expenses” are based on estimated amounts for the current fiscal year.

** ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets, exceed 0.40% through September 30, 2016. After such date, the expense limitation may be terminated or revised by ProShare Advisors. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual costs may be higher or lower, based on these assumptions your approximate costs would be:

1 Year	3 Years
$41	$222

The Fund pays transaction costs associated with the purchase and sale of securities. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund’s shares.  These costs are not reflected in the table or the example above.

ProShares Russell 2000 Dividend Growers ETF

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	0.40%
Other Expenses*	0.42%

Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	0.82%
Fee Waiver/Reimbursement**	-0.42%

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	0.40%

  *   “Other Expenses” are based on estimated amounts for the current fiscal year.

** ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets, exceed 0.40% through September 30, 2016. After such date, the expense limitation may be terminated or revised by ProShare Advisors. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual costs may be higher or lower, based on these assumptions your approximate costs would be:

1 Year	3 Years
$41	$220

The Fund pays transaction costs associated with the purchase and sale of securities. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund’s shares.  These costs are not reflected in the table or the example above.

2.	Comment: Please confirm that the contractual fee waivers/reimbursements for each Fund are in place for at least one year from the effective date of the Registration Statement.

Response:  We confirm that the contractual fee waivers/reimbursements for each Fund are in place for at least one year from the effective date of the Registration Statement.  Specifically, each contractual fee waiver/reimbursement is in place until at least September 30, 2016.

3.	Comment: Please explain the rationale for permitting the Funds to use a five-year fee waiver/expense reimbursement recoupment period.

Response:  The Registrant has previously responded to a Staff inquiry regarding the Registrant’s rationale for the five-year recoupment period in correspondence filed on November 19, 2010 and November 30, 2010.   The Registrant continues to believe that the rationale set forth in those letters is still reasonable and appropriate.

4.
Comment:  In the “Principal Investment Strategies” section for each Fund, the first sentence describing the relevant underlying index notes that the index “targets” companies that have increased dividend payments each year for at least 15 or 10 years, as applicable.  The use of the word “targets” indicates that there is some discretion in choosing index constituents.  Please confirm that the indexes are rules-based indexes.

Response:  We confirm that each index is a rules-based index.  The term “targets” is used to indicate that, while the index intends to be comprised of companies that have increased dividend payments each year for at least 15 or 10 years (as applicable), there may be instances in which companies with less than 15 or 10 years of increasing dividend payments (as applicable) are included.  For example, if there is fewer than the minimum number of stocks in an index that meet the increasing dividend payments requirement, companies with shorter dividend growth histories may be included.  Disclosures describing these instances have been added to each Fund’s “Principal Investment Strategies” section and are further described in the “Additional Information About the Underlying Indexes” section of the Full Prospectus.

5.
 Comment:  The descriptions of the indexes underlying each Fund indicate that there will be a minimum number of stocks in each index.  Please describe what happens when there is fewer than the minimum number of stocks in an index that meet the increasing dividend payments requirement.

Response:  As noted above, disclosures describing what happens in these instances have been added to each Fund’s “Principal Investment Strategies” section and are further described in the “Additional Information About the Underlying Indexes” section of the Full Prospectus

6.
Comment:  Please explain whether the indexes will include all companies of the S&P MidCap 400® or the Russell 2000 Index that have had increasing dividend payments for the minimum number of years, as applicable.

Response:  We have clarified that the S&P MidCap 400® Dividend Aristocrats Index will include all companies of the S&P MidCap 400® Index that have increased dividend payments for at least 15 years.  In addition, we have clarified that the Russell 2000 Dividend Growth Index will include all companies of the Russell 2000 Index that meet the disclosed liquidity requirements and have increased dividend payments for at least 10 consecutive years unless sector caps are breached, in which case companies in the breached sector may be removed.

7.	Comment: Please include the market capitalization ranges for each index from which the universe of component securities is taken.

Response:  Information regarding the market capitalization ranges of each of the Fund’s underlying indexes, as of January 5, 2015 (the inception date of the S&P MidCap 400® Dividend Aristocrats Index) and December 31, 2014, as applicable, has been added.

8.
Comment:  The “Principal Investment Strategies” section of each Fund indicates that the Funds may invest in securities not contained in their respective indexes.  Please confirm that this is permitted under the Funds’ exemptive relief.

Response:  The Registrant confirms that, pursuant to exemptive relief, the Funds may invest in securities not contained in their respective indexes.

9.	Comment: Please confirm that, to the extent that either Fund will concentrate in a particular sector, that sector will be identified and risks concerning that sector will be provided.

Response:  The Registrant confirms that all sectors in which a Fund will concentrate as of December 31, 2014 have been identified, along with any accompanying risks.

10.
Comment:  If true, in the “Management” section of each Summary Prospectus, please add that Mr. Neches and Ms. Ames have managed the Fund “jointly and principally” when describing their management roles.

Response: The requested disclosure has been added.

11.
Comment:  On page 27 of the Statement of Additional Information, please clarify the sentence “Obligations under futures contracts, forward contracts and swap agreements so covered will not be considered senior securities for purposes of a Fund’s investment restriction concerning senior securities.”

Response:  We have modified the sentence to read “Obligations under futures contracts, forward contracts and swap agreements that are “covered” consistent with any SEC guidance, including any SEC Staff no-action or interpretive positions, will not be considered senior securities for purposes of a Fund’s investment restriction concerning senior securities.”

*          *          *          *          *

We hope that these responses and revised disclosures adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577.  Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang
ProShare Advisors LLC
Vice President and Legal Counsel